Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
:34394 ZİNCİRLİKUYU / İSTANBUL
: P.K. 115 34330 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ERTUĞRULGAZİ 846 000 0422

FABRİKA : YALOVA YOLU 10. Km
: (16369) BURSA
: P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
(224) 261 13 50
Tic.Sic.No.: 100324 / 46239

RECEIVED
2006 JAN 23 A 11:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. ...9


06010374

File No. 82-3699

06.01.2006

Re: Information Furnished Pursuant to
Rule 12g3-2(b)(1)(iii)

SUPPL

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

Enclosure:
1- Special Circumstances Statement

Koç

SPECIAL CIRCUMSTANCES STATEMENT FORM

Name of the Company/Name of the Shareholders	:	Tofaş Türk Otomobil Fabrikası A.Ş.
Address of the Principal Executive Offices	:	Büyükdere Cad. No.145 Kat.4-5 Levent - İstanbul
Telephone and Fax Numbers	:	(212) 275 33 90 / (212) 275 39 88
Plant Address	:	Yalova Yolu 10.Km. 16119 Demirtaş/Bursa
Telephone and Fax Numbers	:	(224) 261 03 50 / (224) 255 09 97

06.01.2006

Subject : Statement made in accordance with Communiqué VIII/39 of the Capital Market Board

Special Circumstances to be Stated

" Fiat Auto and Russian Severstal Auto signed an industrial agreement related to the building of an assembly line in Russia that will produce Fiat Palio and Albea models, that Tofaş produce in Turkey. All of the parts that are needed for the production of Palio and Albea models to be produced in Severstal Auto's Chelni plant in 2007, are going to be exported by Tofaş."

We hereby announce that our above statements are in accordance with the principles which the Board has set forth by its Communiqué VIII/39 and fully reflect the information we have received in connection with this matter; that the information is in accordance with our books, records and documents; that we have used our best efforts to get full and correct information in connection with this matter and that we are responsible for these statements.

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.